Exhibit 16.1

June 11, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 7, 2007, to be filed by our former client, Astea International Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm except for the information stated in the eighth paragraph for which we have no comment.

Very truly yours,

/s/BDO Seidman, LLP